UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BRP GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05589G102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05589G102

1.	Names of Reporting Persons. L. Lowry Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 16,155,277 (1)
	6.	Shared Voting Power 9,623,702 (2)(3)
	7.	Sole Dispositive Power 16,155,277 (1)
	8.	Shared Dispositive Power 16,753 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,778,979 shares of Class A Common Stock (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.8% (4)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Comprises (a) 172,000 shares of Class A common stock that are owned by J&L Triple B Ranch, LLLP, an entity controlled by L. Lowry Baldwin;  (b) 171,799 shares of Class A common stock that are owned by The Pop Pop Trust, of which L. Lowry Baldwin is the sole trustee; and (c) 15,811,478 shares of Class A common stock that would be issuable upon the exchange of a like number of (i) LLC units in Baldwin Risk Partners, LLC and (ii) shares of Class B common stock of BRP Group, Inc. currently owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin (together, one LLC unit in Baldwin Risk Partners, LLC, and one share of Class B common stock of BRP Group, Inc. comprise a paired interest (a “paired LLC Unit/Class B Share interest”) that is exchangeable on a one-for-one basis for one share of Class A common stock), and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, L. Lowry Baldwin may be deemed to beneficially own, as a result of certain voting covenants on matters submitted to the Issuer’s common stockholders pursuant to the Voting Agreement (as defined below), an aggregate of 9,606,949 shares of Class A common stock that are beneficially owned by the Reporting Persons. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(3) Includes 16,753 shares of Class A common stock that are owned by L. Lowry Baldwin’s spouse.

(4) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

2

CUSIP No. 05589G102

1.	Names of Reporting Persons. Baldwin Insurance Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,811,478 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,811,478 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,811,478 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) Comprises 15,811,478 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

3

CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,340,876 (1) (2)
	7.	Sole Dispositive Power 2,340,876 (1)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,876 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by Elizabeth H. Krystyn includes:

•	1,826,963 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2017 Revocable Trust, dated June 28, 2017;
•	269,502 of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019 (as otherwise reported herein); and
•	244,411 of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Elizabeth H. Krystyn 2019 Irrevocable Trust, Dated September 30, 2019 (Enrique M. Fueyo, Elizabeth H. Krystyn`s spouse, is the trustee of such trust).

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Elizabeth H. Krystyn, or Enrique M. Fueyo as trustee, as applicable, will vote her shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

4

CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 269,502 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 269,502 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,502 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (2)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Comprises 269,502 of Class A common stock that would be issuable upon the exchange of a like number paired LLC Unit/Class B Share interests shares currently owned by Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

5

CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,494,174 (1) (2)
	7.	Sole Dispositive Power 2,494,174 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,174 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by Laura R. Sherman includes:

•	2,417,704 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Laura R. Sherman Trust, dated April 15, 2019;
•	67,364 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Laura R. Sherman GRAT 2019-2, Dated September 30, 2019 (as otherwise reported herein); and
•	9,106 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Laura R. Sherman GRAT 2020-1, Dated September 30, 2020.

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Laura R. Sherman will vote her shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman GRAT 2019-2, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 67,364 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 67,364 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,364 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Comprises 67,364 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Laura R. Sherman GRAT 2019-2, Dated September 30, 2019, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Trevor L. Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 233,586(1) (2)
	7.	Sole Dispositive Power 233,586(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,586 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by Trevor L. Baldwin includes:

•	100,297 shares of Class A common stock owned directly by Trevor L. Baldwin;
•	120,172 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned directly Trevor L. Baldwin, and such shares of Class A common stock listed above are shown on an as-exchanged basis; and
•	13,117 shares of Class A common stock owned by the TLB 2020 Trust.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Trevor L. Baldwin will vote his shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Kristopher A. Wiebeck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,552,458 (1) (2)
	7.	Sole Dispositive Power 1,552,458 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,458 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by Kristopher A. Wiebeck includes:

•	51,126 shares of Class A common stock owned directly by Kristopher A. Wiebeck;
•	1,000 shares of Class A common stock owned by the Kristopher A. Wiebeck Roth IRA;
•	1.000 shares of Class A common stock owned by the Kristopher A. Wiebeck IRA;
•	1,113,367 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Kristopher A. Wiebeck Revocable Trust, dated September 4, 2014; and
•	385,965 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Kristopher A. Wiebeck 2019 Irrevocable Trust, Dated August 28, 2019 (Melissa E. Wiebeck, Kristopher A. Wiebeck`s spouse, is the trustee of such trust).

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Kristopher A. Wiebeck, or Melissa E. Wiebeck as trustee, as applicable, will vote his shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

9

CUSIP No. 05589G102

1.	Names of Reporting Persons. John A. Valentine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,375,520 (1) (2)
	7.	Sole Dispositive Power 1,375,520 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,520 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by John A. Valentine includes:

•	66,351 shares of Class A common stock owned directly by John A. Valentine;
•	913,709 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned directly by John A. Valentine; and
•	395,460 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the John A. Valentine 2019 Irrevocable Trust, Dated September 27, 2019 (Sarah S. Valentine, John A. Valentine`s spouse, is the trustee of such trust).

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), John A. Valentine, or Sarah S. Valentine as trustee, as applicable, will vote his shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Daniel A. Galbraith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,425,234 (1) (2)
	7.	Sole Dispositive Power 1,425,234 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,234 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares reported by Daniel A. Galbraith includes:

•	48,642 shares of Class A common stock owned directly by Daniel A. Galbraith;
•	1,365,244 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Revocable Trust, dated July 27, 2020; and
•	11,348 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Irrevocable Trust, dated August 5, 2020 (Elizabeth A. Galbraith, Daniel A. Galbraith’ spouse, is the trustee of such trust).

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Daniel A. Galbraith, or Elizabeth A. Galbraith as trustee, as applicable, will vote his shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Bradford L. Hale
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 185,101 (1)(2)
	7.	Sole Dispositive Power 185,101 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,101 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The total number of shares reported by Bradford L. Hale includes:

•	64,930 shares of Class A common stock owned directly by Bradford L. Hale; and
•	120,171 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned directly by Bradford L. Hale, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement (as defined below), Bradford L. Hale will vote his shares in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote.

(3) Based on 61,447,368 shares of Class A common stock issued and outstanding as of December 31, 2022. In addition, shares of Class A common stock issuable within 60 days of December 31, 2022, including in exchange for paired LLC Unit/Class B Share interests, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable reporting person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other reporting person.

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ITEM 1.	(a)	Name of Issuer: BRP Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4211 W. Boy Scout Blvd.
Suite 800
Tampa, Florida 33607

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by:

1.	L. Lowry Baldwin

2.	Baldwin Insurance Group Holdings, LLC

3.	Elizabeth H. Krystyn

4.	Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019

5.	Laura R. Sherman

6.	Laura R. Sherman GRAT 2019-2, Dated September 30, 2019

7.	Trevor L. Baldwin

8.	Kristopher A. Wiebeck

9.	John A. Valentine

10.	Daniel A. Galbraith

11.	Bradford L. Hale

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Persons is C/O BRP Group, Inc., 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida 33607.

(c)	Citizenship or Place of Organization:

See row 4 of the cover sheet of each Reporting Person.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common stock, par value $0.01 per share.

(e)	CUSIP Number:

05589G102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

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ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in rows 5 – 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Persons and certain other persons (consisting of Christopher J. Stephens, James Roche, Millennial Specialty Holdco, LLC, Joseph D. Finney and certain trusts that have since terminated) entered into a voting agreement (the “Voting Agreement”) pursuant to which they agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote. On February 14, 2020, the Voting Agreement was amended and restated to add Highland Risk Services LLC as a party. As of October 29, 2021, the Voting Agreement was amended and restated to remove Christopher J. Stephens, James Roche and Millennial Specialty Holdco, LLC as parties thereto. On September 29, 2022, the Voting Agreement was amended and restated to remove Highland Risk Services LLC and Joseph D. Finney as parties.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

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EXHIBIT INDEX

Exhibit 24.1	Power of Attorney for L. Lowry Baldwin (incorporated herein by reference to Exhibit 24.1 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.2	Power of Attorney for Baldwin Insurance Group Holdings, LLC (incorporated herein by reference to Exhibit 24.2 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.3	Power of Attorney for Elizabeth H. Krystyn (incorporated herein by reference to Exhibit 24.3 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.4	Power of Attorney for Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019 (incorporated herein by reference to Exhibit 24.4 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.5	Power of Attorney for Laura R. Sherman (incorporated herein by reference to Exhibit 24.5 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.6	Power of Attorney for Laura R. Sherman GRAT 2019-2, Dated September 30, 2019 (incorporated herein by reference to Exhibit 24.6 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.7	Power of Attorney for Trevor L. Baldwin (incorporated herein by reference to Exhibit 24.7 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.8	Power of Attorney for Kristopher A. Wiebeck (incorporated herein by reference to Exhibit 24.8 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.9	Power of Attorney for John A. Valentine (incorporated herein by reference to Exhibit 24.9 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.10	Power of Attorney for Daniel A. Galbraith (incorporated herein by reference to Exhibit 24.11 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.11	Power of Attorney for Bradford L. Hale (incorporated herein by reference to Exhibit 24.12 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.1	Amended and Restated Joint Filing Agreement (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

1.	*
L. Lowry Baldwin

2.	*
Baldwin Insurance Group Holdings, LLC

3.	*
Elizabeth H. Krystyn

4.	*
Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019

5.	*
Laura R. Sherman

6.	*
Laura R. Sherman GRAT 2019-2, Dated September 30, 2019

7.	*
Trevor L. Baldwin

8.	*
Kristopher A. Wiebeck

9.	*
John A. Valentine

10.	*
Daniel A. Galbraith

11.	*
Bradford L. Hale

*By	/s/ Seth Cohen
Seth Cohen
Attorney-in-Fact

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